Via Facsimile and U.S. Mail
Mail Stop 4720

August 20, 2009

Ms. Claire M. Gulmi
Executive Vice President
and Chief Financial Officer
Amsurg Corp.
20 Burton Hills Boulevard
Nashville, TN 37215

> **Re:** **Amsurg Corp.**
> **Item 4.02 Form 8-K**
> **Filed August 10, 2009**
> **File No. 000-22217**

Dear Ms. Gulmi:

We have completed our review of your Item 4.02 Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant